SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

June 23, 2004

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangle Building
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K, and incorporated by reference herein is the Registrant’s press release dated June 22, 2004, announcing the Distribution of $2.36 per Ordinary Share in Cash

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

June 23, 2004

NEWS

FOR IMMEDIATE RELEASE

Scitex Announces Distribution of $2.36 per Ordinary Share in Cash

•	Aggregate cash distribution will be approximately $90 million. Together with the $28 million distributed through the self tender offer completed on June 18, 2004, the cash distribution completes the $118 million plan of distribution announced earlier this year.

•	The distribution is subject to a 25% Israeli withholding tax, except for those shareholders that prove that they are eligible for a full or partial exemption from such tax.

Tel Aviv, Israel – June 22, 2004. Scitex Corporation Ltd. (Nasdaq & TASE: SCIX) announced today the details of its previously disclosed cash distribution to its shareholders. The cash distribution will be in the amount of $2.36 per ordinary share, or approximately $90 million in the aggregate, payable on July 12, 2004 to shareholders of record as of 5:00 p.m., New York time, on June 30, 2004. The ex-dividend date for purposes of trading of the ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange (TASE) is July 1, 2004.

Mr. Raanan Cohen, President and CEO of Scitex, commented: “with this $90 million cash distribution following the successful completion of the self tender offer, I am pleased that Scitex has completed its plan to distribute $118 million to our shareholders, as Scitex announced early this year.”

Promptly following the record date, Scitex will distribute information to its shareholders of record as of June 30, 2004, and will also file this information on a Form 6-K with the U.S. Securities and Exchange Commission (SEC) and the Israeli Securities Authority (ISA). The information will be available to the public over the Internet at the SEC’s website (http://www.sec.gov), at the ISA’s website (http://www.magna.isa.gov.il) and at Scitex’s website (www.scitex.com). The information will include important facts regarding various aspects of the distribution, principally with respect to the Israeli withholding tax treatment of the distribution.

Important Israeli Withholding Tax Information

Under Israeli law, Scitex is generally required to withhold tax at the rate of 25% of the distribution from all shareholders, except those shareholders that prove that they are eligible for a full or partial exemption from such tax. An approval received by Scitex from the Israeli Tax Authority (ITA), provides, among other things, that Scitex shareholders may be entitled to a full or partial exemption from such Israeli withholding tax, as follows:

•	Israeli corporations are entitled to a full exemption from Israeli withholding tax;

•	U.S. residents are subject to Israeli withholding tax at the reduced rate of 12.5%;

•	Israeli provident funds (‘Kupat Gemel’) and other entities that qualify for an exemption pursuant to Section 9(2) of the Israeli Income Tax Ordinance [New Version], 1961, are entitled to a full exemption from Israeli withholding tax;

•	Israeli mutual funds which are classified as “exempt mutual funds” for Israeli tax purposes are entitled to a full exemption from Israeli withholding tax;

•	Israeli mutual funds which are classified as “mixed mutual funds” for Israeli tax purposes are subject to Israeli withholding tax at the reduced rate of 12%; and

•	Shareholders eligible for an exemption or a favorable withholding tax rate pursuant to a valid certificate from the ITA will be subject to Israeli withholding tax in accordance with such ITA certificate.

Holders of ordinary shares who hold their shares through a member of the TASE and qualify for a favorable Israeli withholding tax rate are urged to contact the TASE member with whom their securities deposit is managed to determine whether they are required to take any action. In general, on July 12, 2004, the payment date, Scitex will transfer the full amount of the cash distribution attributed to shareholders who hold their shares through a TASE member to the respective TASE members who will in turn make the appropriate deduction of Israeli withholding tax based upon their records and applicable Israeli law.

Holders of ordinary shares who do not hold their shares through a member of the TASE and who qualify for a favorable Israeli withholding tax rate must either (1) complete and submit a Tax Declaration Form or (2) provide a certificate from the ITA establishing their eligibility therefor, by no later than 5:00 p.m., New York time, on Tuesday, August 10, 2004, the submission date. On July 12, 2004, the payment date, Scitex will distribute to shareholders who do not hold their shares through a TASE member only $1.77 per ordinary share, representing 75% of the cash distribution. As soon as practicable following the August 10, 2004 submission date, Scitex will distribute all or portion of the remaining 25% of the cash distribution (without interest) to those shareholders who have submitted satisfactory proof of their eligibility for a full or partial exemption from the Israeli withholding tax. The Tax Declaration Form as well as further instructions in respect thereof, including where and how to submit such form, will be included in Scitex’s information being mailed to shareholders.

The Israeli withholding tax is not an additional tax. Rather, the Israeli income tax liability of shareholders subject to Israeli withholding will be reduced by the amount of Israeli tax withheld. If Israeli withholding tax results in an overpayment of Israeli taxes, the holder may apply to the ITA in order to obtain a refund. However, Scitex cannot make any assurance whether and when the ITA will grant such refund.

Additional Information

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM RESULTING FROM THE CASH DISTRIBUTION, INCLUDING THE EFFECT OF ANY UNITED STATES FEDERAL INCOME, STATE, LOCAL OR FOREIGN TAX LAWS OR WITHHOLDING TAXES AND WHETHER OR NOT THEY SHOULD SUBMIT THE TAX DECLARATION FORM.

If you have questions about the distribution, you may contact MacKenzie Partners, Inc., Scitex’s Information Agent, toll free at 1-800-322-2885. Shareholders outside the United States and Canada should call 1-212-929-5500.

Scitex Corporation Ltd.
Scitex shares trade on Nasdaq and the TASE under the symbol “SCIX.” For more information, please visit our website at www.scitex.com.

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Forward Looking Statements
Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may,” “can be,” “will,” “expects,” “anticipates,” “intends,” “believes,” “projects,” “potential,” “are optimistic,” “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to the integration of new businesses, (8) uncertainty of outcome of shareholders litigation, and (9) the other risk factors detailed in the Company’s most recent annual report and other filings with the U.S. Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd.

Contacts

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail: yahel.shachar@scitex.co.il

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